Exhibit B

FEE SCHEDULE

Marsico Focus Fund and Marsico Growth Fund

0.85% of the average daily net assets of each Fund, up to $3 billion;
0.75% of the average daily net assets of each Fund exceeding $3 billion.

Marsico 21st Century Fund, Marsico International Opportunities Fund, Marsico Flexible Capital Fund and Marsico Global Fund

0.85% of the average daily net assets of each Fund.

B-1